February 26, 2021

VIA EDGAR

Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Guinness Atkinson Funds, File No. 811-08360 (the “Registrant”), Form N-14 (File No. 333-248959) on behalf of Guinness Atkinson Asia Pacific Dividend Builder Fund and Guinness Atkinson Dividend Builder Fund (the “Funds”) - Request for Acceleration

Dear Ms. Browning:

On September 22, 2020, the Registrant filed Form N-14 under the Securities Act of 1933, as amended (the “1933 Act”); subsequently, several amendments to that Form N-14 have been filed, most recently on February 26, 2021.

Pursuant to Rule 461 under the 1933 Act, the Registrant and Foreside Fund Services, LLC, the Funds’ Distributor, hereby request that the Commission exercise its authority to accelerate the effective date of the Registration Statement to the earliest practicable date or March 1, 2021.

There has been a bona fide effort to make the N-14 reasonably concise and readable so as to facilitate an understanding of the information required or permitted to be contained therein. If the SEC staff determines that additional corrective information is required, the Registrant will take all steps necessary to provide such information through an additional filing or as otherwise required by the Commission.

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings review by SEC staff.

Appropriate representations are attached as Appendix A.

Respectfully submitted,

/s/ Alexandra C. Alberstadt
Alexandra C. Alberstadt

ALEXANDRA ALBERSTADT ● PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 332.333.1979

Practus, LLP ● Alexandra.Alberstadt@Practus.com ● Practus.com

Appendix A

With respect to the Registrant’s request for acceleration of the effectiveness of the Registration Statement on Form N-14 with respect to the combinations of (1) Guinness Atkinson Asia Pacific Dividend Builder Fund with SmartETFs Asia Pacific Dividend Builder ETF, and (2) Guinness Atkinson Dividend Builder Fund with SmartETFs Dividend Builder ETF, the Registrant and Foreside Fund Services, LLC, the Funds’ distributor, hereby make the following representations to the Commission:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registrant and Foreside Fund Services, LLC respectfully request that the Commission, having due regard to the public interest and the protection of investors, grant the Registrant’s request for acceleration of effectiveness of the Registration Statement.

Dated: February 26, 2021

/s/ James J. Atkinson	/s/ Mark Fairbanks
James J. Atkinson, President Guinness Atkinson Funds Registrant	Mark Fairbanks, President Foreside Fund Services, LLC Distributor, SmartETFs Sustainable Energy II ETF

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